PE
12-31-01



CELEBRATING 50 YEARS

DOMINION HOMES

2001

Annual Report



1952-2002





Dominion Homes is a leading builder of single-family homes in the Central Ohio and Louisville, Kentucky markets. Our company enjoys a widespread reputation for building high-quality homes in well-designed communities.

We offer three distinct series of homes that are differentiated by size, price, and standard features. This product diversity allows us to target specific market segments and appeal to a wide range of homebuyers. Our homes range from starter homes from under $100,000 to executive homes above $300,000.

Selected Financial Data

(dollars in thousands, except per share and unit amounts)

The following table summarizes certain selected financial and operating data of the Company. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company, including the notes thereto, appearing elsewhere herein.

Selected Financial Data	2001	2000	1999	1998	1997
Revenues	$ 395,701	$ 326,415	$ 277,577	$ 264,937	$ 207,926
Gross profit	90,271	65,334	53,103	49,830	42,244
Income from operations	37,780	24,526	19,502	21,110	18,919
Income before income taxes	26,113	15,401	13,478	16,553	13,274
Provision for income taxes	10,987	6,342	5,460	6,942	5,569
Net income	15,126	9,059	8,018	9,611	7,705
Basic earnings per share	2.38	1.42	1.27	1.53	1.23
Diluted earnings per share	2.30	1.39	1.23	1.46	1.20
Total assets at year end	254,546	201,193	174,059	136,356	117,795
Long term obligations at year end	133,869	108,804	97,058	64,876	57,763

Operating Data	2001	2000	1999	1998	1997
Homes:					
Sales contracts (1)	2,309	1,785	1,680	1,783	1,402
Closings	2,054	1,798	1,641	1,735	1,387
Backlog at year end	1,032	777	790	751	703
Aggregate sales value of homes in backlog at year end	$ 201,211	$ 153,921	$ 140,220	$ 129,241	$ 106,686

(1) Net of cancellations.


DOMINION
Homes



To Our Shareholders, Customers, Team Members and Friends:

We enter 2002 extremely proud of our Company's growth and history – Celebrating 50 Years of Quality and Innovation.

The year 2001 brought record sales and earnings for Dominion Homes. A number of factors contributed to our banner year:

- The lowest interest rates in 40 years.
- Two new series of homes that answer a need for affordable, quality housing for first-time homebuyers.
- Solid results from our mortgage company, Dominion Homes Financial Services, Ltd., which opened just two years ago.
- Technological and operational advances that have streamlined efficiencies within the Company and added convenience for our customers.
- Success in Louisville, Kentucky, where, after just three years, we are selling homes in six communities as a market leader.

Fifty years ago when our family business started, we operated by a philosophy that was successful then and continues today: build affordable homes for families who want high quality components that last. Now, 50 years later, we're proud to keep that dream alive.

We are a results-driven organization committed to management by objective and to producing excellent results for our shareholders. This year, Dominion Homes is Celebrating 50 Years of Quality & Innovation. Please join in our celebration by continuing your loyalty to our Company.

We sincerely appreciate your support.

Douglas G. Borror
Chairman & CEO





Innovation in Product Design

Over the last two years, we have repositioned our product line to meet the needs of our growing consumer base by introducing two new series of homes.

Last year, we introduced the Independence Series consisting of single family homes in condominium communities. These homes are specially designed for people who are looking for their first home. With charming porches in front and private 2-car garages tucked behind, the streetscape conveys a traditional neighborhood feel.

At the end of 2001, we launched the Celebration Series, consisting of 22 floorplans. What makes this series unique is that many of the options frequently selected by homebuyers in the past are now included in every Celebration home.

Both Independence and Celebration have been introduced in Louisville.


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Innovations in Technology

During 2001, we introduced our Web site for customers www.mydominionhome.com. The link provides a great advantage for our homebuyers by allowing those with Internet access to visit the Web site at their convenience. They can monitor the construction progress of their new homes, as well as communicate with our associates.

The addition of www.mydominionhome.com is one more way we provide a streamlined homebuilding system with the added convenience of Internet access. Good communication with our homebuyers throughout the sales and construction process has been a key element in building our reputation as an industry leader and furthering our strong commitment to customer satisfaction.

In addition, the Dominion Homes Web site offers a variety of other online services. Potential homebuyers can take virtual tours of models featuring 360-degree views of key rooms. Customers can also search the Company's home inventory for homes at various construction stages by specifying size, location and amenities as well as price. Mortgage applications can also be submitted online to Dominion Homes Financial Services, our mortgage financing services subsidiary.

We believe that innovations in technology have enhanced our home building process with increased accuracy, speed, streamlined processes, and, in the long run, cost savings and significantly enhanced customer satisfaction.





Innovation in Land Acquisition

Our ability to identify and develop quality tracts of land in prime locations has us well-positioned for the future – in both Central Ohio and Louisville, Kentucky.

During 2001, Dominion Homes offered homes in more than 50 communities in Central Ohio. Now reaching into all seven contiguous counties in Central Ohio, Dominion Homes continues to grow beyond its Columbus core, seeking to acquire land within a 30 mile radius of downtown Columbus and with easy access to the city. We build in areas with quality school systems and easy accessibility to conveniences such as shopping and entertainment.

After entering the Louisville market less than three years ago, we hold a dominant position in that market as well. We use the same thoroughly researched land acquisition strategy that has served us well in Central Ohio, and currently offer homes in six Louisville locations. We continue to aggressively pursue additional land opportunities in both markets.





Our People - Innovative Thinkers

Over the past 50 years, the industry has changed dramatically, but our product and the quality of our people has only improved. Today, we have assembled the best team, and our people continue to be our greatest strength. Our success can be attributed directly to the innovative and loyal people that make up Dominion Homes.

Leadership at Dominion Homes is team-focused and collaborative. We believe this approach ultimately leads to the best ideas, the best products, and the best service for our customers. In fact, our associates are keenly aware of our two primary goals: 100 percent customer satisfaction and optimal profitability. These goals set incredibly high standards which our people strive to achieve each and every day.

Our people are the reason that Dominion Homes stays ahead of the competition. We are innovative thinkers. We do not become complacent. We take the risk of doing something different and better. And, we work as a team.

Management's Discussion and Analysis Of Financial Condition and Results Of Operations

Overview

Net income for 2001 increased 65.9% to a record $15.1 million, or $2.30 a diluted share, from $9.1 million, or $1.39 a diluted share, for the previous year. Revenues for the year 2001 increased 21.2% to a record $395.7 million based on the delivery of 2,054 homes compared to $326.4 million based on the delivery of 1,798 homes during 2000. The Company sold a record 2,309 homes during 2001, with a sales value of $431.3 million, compared to 1,785 homes, with a sales value of $331.8 million during 2000, a 30.0% increase in sales value. The Company's backlog of sales contracts on December 31, 2001 was a record 1,032 homes, with a sales value of $201.2 million, compared to 777 homes, with a sales value of $153.9 million on December 31, 2000. The large increase in revenues for 2001 is attributable to delivering 256 more homes at a higher average home price and increased revenues from the Company's mortgage financing services company. The average price of homes delivered in 2001 increased to $189,100 from $180,800 during 2000. Mortgage financing services fees increased to $7.1 million and contributed $1.5 million net income after tax during 2001 compared to $1.0 million of mortgage financing services fees and a slight profit during 2000. Favorable interest rates and higher FHA mortgage limits during 2001 were significant factors that contributed to the Company's record revenues. The Company also attributes its record revenues to the successful introduction of its Independence Series of homes. The Independence Series of homes is an affordable series of homes that starts at a selling price of under $100,000 and contributed 282 sales and 190 deliveries during 2001.

Gross profit increased to $90.3 million, or 22.8% of revenues, for 2001 from $65.3 million, or 20.0% of revenues, for 2000. Increased gross profit resulted from the larger number of homes that were delivered, the higher average sales price of the homes that were delivered, reduced costs associated with its customers' mortgage financing due to falling interest rates, increased mortgage financing service fees and reduced financing and direct construction costs. Selling, general and administrative expenses for 2001 increased to $52.5 million, or 13.3% of revenues, compared to $40.8 million, or 12.5% of revenues, for 2000. Selling, general and administrative expenses increased due to sales commissions based on higher sales revenues, additional general and administrative expenses of the mortgage services subsidiary and other variable costs associated with selling more homes. Interest expense for 2001 increased to $11.7 million, or 2.9% of revenues, from $9.1 million, or 2.8% of revenues, for 2000 as a result of higher average borrowings partially offset by lower interest rates in 2001. The Company incurred higher average borrowings during 2001 of $126.4 million compared to $110.4 million during 2000 due to increased levels of construction and investment in real estate inventories. This impact upon interest expense was partially offset by lower weighted average interest rates during 2001, which decreased to 7.7% in 2001 from 8.5% in 2000. Real estate inventories increased principally due to expansion of building activities in Louisville, Kentucky and to development of the new communities required to support the Independence Series of homes.

Company Outlook

The Company has positioned itself to continue to offer its traditional home products and to enhance its appeal to first and second time homebuyers with new and more affordable home products and targeted marketing campaigns. The Company intends to expand its Independence Series of home locations because of its wide appeal and has replaced two series of homes in favor of a new series of homes marketed as the Celebration Series. The Celebration Series of homes offers more standard features, is more efficient to build and in most cases is more affordable than the previously offered Century and Celebrity Series of homes. With the Independence and Celebration Series of homes, the Company is intentionally targeting a more affordable segment of the homebuyer market and expects the average price of the homes that it delivers in 2002 to decline from that experienced in 2001. Although the lower priced homes delivered during 2002 are expected to contribute less gross profit per home, the Company expects enhanced home sales during the year. The Company does not foresee further reductions in interest rates during 2002 and, therefore, does not expect the reduced customer mortgage financing costs enjoyed in 2001. The Company does expect the financial results for the first half of 2002 to somewhat exceed those experienced in the first half of 2001. This expectation is based on the Company's backlog of sales contracts at December 31, 2001 and continued moderate interest rates.

Safe Harbor Statement under the Private Securities Litigation Act of 1995

The statements contained in this report under the captions "Company Outlook" and other provisions of this report which are not historical facts are "forward looking statements" that involve various important risks, uncertainties and other factors which could cause the Company's actual results for 2002 and beyond to differ materially from those expressed in such forward looking statements. These important risks, uncertainties and other factors include, without limitation:

- Real or perceived adverse economic conditions
- Increases in mortgage interest rates
- Changes in mortgage finance programs, including the Nehemiah program and other programs approved by HUD, the FHA and VA
- Increased amounts outstanding under the Company's bank credit facility
- Increases in the cost of acquiring and developing land
- Mortgage service commitments that expire prior to homes being delivered
- The Company's ability to install public improvements or build and close homes on a timely basis due to adverse weather conditions
- Delays or adverse decisions in zoning, permitting, subdivision platting, inspection or other regulatory processes
- The expanded focus of the Company on its Independence Series and Celebration Series of homes
- The effect of changing consumer tastes on the market acceptance for the Company's homes
- The impact of competitive products and pricing
- The effect of shortages or increases in the costs of materials, subcontractors, labor, utility infrastructure or financing
- The continued availability of credit
- The commencement or outcome of litigation
- The impact of changes in government regulation
- Problems that could arise from further expansion into the Louisville, Kentucky market
- Other risks described in the Company's Securities and Exchange Commission filings.

Seasonality and Variability in Quarterly Results

The Company has experienced, and expects to continue to experience, significant seasonality and quarter-to-quarter variability in homebuilding activity. Typically, closings and related revenues will increase in the second half of the year. The Company believes this seasonality reflects the tendency of homebuyers to shop for a new home in the Spring with the goal of closing in the Fall or Winter. Weather conditions can also accelerate or delay the scheduling of closings.

The following table sets forth certain data for each of the last eight quarters:

Three Months Ended	Revenues (in thousands)	Sales Contracts (in units) (1)	Closings (in units)	Backlog (at period end) (in units)
Mar. 31, 2000	$ 62,218	608	359	1,039
June 30, 2000	$ 76,492	420	443	1,016
Sept. 30, 2000	$ 87,547	353	482	887
Dec.31, 2000	$ 100,158	404	514	777
Mar. 31, 2001	$ 67, 362	706	347	1,136
June 30, 2001	$ 90, 649	589	466	1,259
Sept. 30, 2001	$ 121,053	484	631	1,112
Dec 31, 2001	$ 116,637	530	610	1,032

(1) Net of cancellations

At December 31, 2001 the aggregate sales value of homes in backlog was $201.2 million compared to $153.9 million at December 31, 2000. The average sales value of homes in backlog at December 31, 2001 was $194,972 compared to $198,096 at December 31, 2000.

The Company annually incurs a substantial amount of indirect construction costs, which are essentially fixed in nature. For purposes of quarterly financial reporting, the Company capitalizes these costs to real estate inventories on the basis of the ratio of estimated annual indirect costs to direct construction costs to be incurred. Thus, variations in construction activity cause fluctuations in interim and annual gross profits.

Results of Operations

The following table sets forth, for the periods indicated, certain items from the Statements of Operations contained in the Financial Statements expressed as percentages of total revenues, as well as certain operating data:

	Year Ended December 31,		
	2001	**2000**	**1999**
Revenues	100.0 %	100.0 %	100.0%
Cost of real estate sold	77.2	80.0	80.8
Gross profit	22.8	20.0	19.2
Selling, general and administrative	13.3	12.5	12.2
Income from operations	9.5	7.5	7.0
Interest expense	2.9	2.8	2.1
Income before income taxes	6.6	4.7	4.9
Provision for income taxes	2.8	1.9	2.0
Net income	3.8 %	2.8 %	2.9%
Homes			
Sales contracts	2,309	1,785	1,680
Closings	2,054	1,798	1,641
Backlog at year end	1,032	777	790
Average sales price of homes closed during the year (in thousands)	$ 189	$ 181	$ 169
Average sales value of homes in backlog at year end (in thousands)	$ 195	$ 198	$ 177
Aggregate sales value of homes in backlog at year end (in thousands)	$ 201,211	$ 153,921	$ 140,220

A home is included in "sales contracts" when the Company's standard sales contract, which requires a deposit and generally has no contingencies other than for buyer financing and/or for the sale of an existing home, is executed. "Closings" or "deliveries" represent homes for which the closing has occurred and conveyance of the deed has passed from the Company to the buyer. Revenue and cost of real estate sold are recognized at the time of closing. "Backlog" represents homes for which the Company's standard sales contract has been executed, but for which closings had not occurred as of the end of the period.

Homes included in "sales contracts" in the foregoing table are net of cancellations. Most cancellations occur because customers cannot qualify for financing. While most cancellations occur prior to the start of construction, some cancellations occur during the construction process. The cancellation rates for homes in backlog as of December 31, 2000, 1999 and 1998 were 15.3%, 11.6%, and 10.4%, respectively.

2001 Compared to 2000

Revenues. Revenues for 2001 increased to $395.7 million from the delivery of 2,054 homes compared to 2000 revenues of $326.4 million from the delivery of 1,798 homes. Revenues for 2001 increased $69.3 million, or 21.2%, principally due to delivering 256 more homes at a higher average home price and increased revenues from the Company's mortgage financing services subsidiary. Included in the 2,054 homes delivered in 2001 were 15 homes, with a sales value of $2.2 million, that were sold and leased back by the Company for use as model homes and sales offices. Included in the 1,798 homes delivered in 2000 were 28 homes, with a sales value of $4.8 million, that were sold and leased back by the Company for use as model homes and sales offices. The average price of homes delivered in 2001 increased to $189,100 from $180,800 in 2000, an increase of $8,300 or 4.6%, per home. The higher average price of delivered homes in 2001 was the result of lower interest rates combined with increased FHA mortgage limits that allowed the Company's customers to buy larger or more expensive homes. The increased FHA mortgage limits allowed homebuyers to qualify for larger mortgages while minimizing the required down payment. Included in revenues are other revenues, consisting of revenues from the Company's mortgage finance services subsidiary and the sale of land and building supplies to other builders. These other revenues during 2001 amounted to $7.2 million, $7.1 million of which was from mortgage finance service fees, compared to other revenues during 2000 of $1.4 million, $1.0 million of which was from mortgage finance service fees.

Gross Profit. Gross profit for 2001 increased to $90.3 million, representing 22.8% of revenues, from $65.3 million, representing 20.0% of revenues, for 2000. The primary reasons for the increase in 2001 gross profit were the larger number of delivered homes, the higher average sales price of delivered homes, reduced costs associated with its customers' mortgage financing due to falling interest rates, increased mortgage finance service fees and reduced direct construction costs during 2001 compared to 2000.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2001 increased to $52.5 million, or 13.3% of revenues, compared to $40.8 million, or 12.5% of revenues, for 2000. Selling, general and administrative expenses increased primarily due to higher sales commissions associated with the sale of more homes and more expensive homes, the general and administrative expenses of the Company's mortgage financing services subsidiary and other variable costs associated with selling more homes.

Interest Expense. Interest expense for 2001 increased to $11.7 million, representing 2.9% of revenues, from $9.1 million, representing 2.8% of revenues, for 2000. Interest expense for 2001 increased due to the higher average revolving line of credit borrowing by the Company. The increased borrowings were somewhat offset by the lower weighted average interest rate experienced by the Company during 2001. The Company incurred higher average revolving line of credit borrowings due to having more homes and more expensive homes under construction during 2001 and increased investment in real estate inventories. The average revolving line of credit borrowings outstanding were $126.4 million and $110.4 million for 2001 and 2000, respectively. The weighted average rate of interest under the Company's revolving line of credit was 7.7% for 2001 compared to 8.5% for 2000.

Provision for Income Taxes. Income tax expense for 2001 increased to $11.0 million from $6.3 million for 2000. The Company's estimated annual effective tax rate increased to 42.1% for 2001 from 41.2% for 2000.

2000 Compared to 1999

Revenues. Revenues for 2000 increased to $326.4 million from the delivery of 1,798 homes compared to 1999 revenues of $277.6 million from the delivery of 1,641 homes. Revenues for 2000 increased $48.8 million, or 17.6%, due to closing 157 more homes at a higher average price of delivered home. Included in the 1,798 homes delivered in 2000 were 28 homes, with a sales value of $4.8 million, that were sold and leased back by the Company for use as model homes and sales offices. The Company did not sell and lease back any model homes during 1999. The average price of homes delivered in 2000 increased to $180,800 from $168,800 in 1999, an increase of $12,000, or 7%, per home. The higher average price of delivered homes in 2000 was the result of the Company emphasizing the sale of larger homes and homes with more options, combined with increased FHA mortgage limits. The increased FHA mortgage limits allowed homebuyers to qualify for larger mortgages while minimizing their required down payment. Included in revenues are other revenue, consisting of revenues from the Company's mortgage financing services subsidiary and the sale of land and building supplies to other builders. These other revenues during 2000 amounted to $1.4 million, $1.0 million of which was from mortgage finance service fees, compared to other revenues during 1999 of $607,000, all of which was from the sale of land or building supplies to other builders.

Gross Profit. Gross profit for 2000 increased to $65.3 million, representing 20.0% of revenues, from $53.1 million, representing 19.2% of revenues for 1999. The primary reasons for the increase in 2000 gross profit were the larger number of homes delivered, the higher average sales price of homes delivered, reduced costs associated with its customers' mortgage financing and more effective control of financing and direct construction costs during 2000 compared to 1999.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2000 increased to $40.8 million, representing 12.5% of revenues, compared to $33.6 million, representing 12.2% of revenues, for 1999. Selling, general and administrative expenses increased primarily due to expanded operations in the Louisville, Kentucky market, costs of the mortgage financing services subsidiary and variable costs associated with selling more and larger homes.

Interest Expense. Interest expense for 2000 increased to $9.1 million, representing 2.8% of revenues, from $6.0 million, representing 2.1% of revenues, for 1999. The primary reasons for the increase in interest expense were higher average revolving line of credit borrowings and a higher weighted average interest rate. The Company required higher average revolving line of credit borrowings in 2000 to finance the more expensive homes under construction during 2000 and the increased investment in real estate inventories. The average revolving line of credit borrowings outstanding were $110.4 million and $82.3 million for 2000 and 1999, respectively. The weighted average rate of interest under the Company's revolving line of credit was 8.5% for 2000 compared to 7.5% for 1999.

Provision for Income Taxes. Income tax expense for 2000 increased to $6.3 million from $5.5 million for 1999. The Company's estimated annual effective tax rate increased to 41.2% for 2000 from 40.5% for 1999.

Liquidity and Capital Resources

Historically, the Company's capital needs have depended upon sales volume, asset turnover, land acquisition and inventory levels. The Company's traditional sources of capital have been internally generated cash, bank borrowings and seller financing. The Company has incurred substantial indebtedness in the past and expects to incur substantial indebtedness in the future to fund its operations and its investment in land.

Sources and Uses of Cash
2001 Compared to 2000

The Company invested $15.5 million in operating activities during 2001 compared to $10.0 million during 2000, principally because the Company invested $17.3 million more in real estate inventories during 2001 than in 2000. The increased investment in real estate inventories during 2001 was offset by increases in net income and accrued construction costs. The investment in real estate inventories increased $43.2 million during 2001 compared to $25.9 million during 2000. The investment in real estate inventories was financed by cash generated from operations, exclusive of the investment in real estate inventories, of $27.7 million compared to $15.9 million in 2000 and the balance principally from bank lines of credit. Real estate inventories increased as the Company invested $21.6 million more in land and land development inventories, $25.1 million more in homes under construction and $622,000 less in other construction material inventories at December 31, 2001 than at December 31, 2000. Net cash used in investing activities during 2001 was $1.9 million compared to $1.6 million during 2000. Financing activities provided the Company with $21.0 million in cash compared to $10.8 million the previous year. The bank credit facility provided net funds during the year of $25.8 million and sellers of land to the Company provided $3.8 million of financing during 2001.

Sources and Uses of Cash
2000 Compared to 1999

The Company invested $10.0 million in operating activities during 2000 compared to $25.5 million during 1999. The two principal reasons for this reduction were that the Company invested $7.9 million less in real estate inventories during 2000 than in 1999 and the Company increased its provisions for home construction and warranty costs by $6.3 million. The investment in real estate inventories increased $25.9 million in 2000 compared to an increase of $32.7 million in 1999. The investment in real estate inventories was financed by cash generated from operations, exclusive of the investment in real estate inventories, of $15.9 million in 2000 compared to $7.2 million in 1999 and the balance principally from bank lines of credit. Real estate inventories increased as the Company invested $18.1 million more in land and land development, $6.4 million more in homes under construction and $1.4 million more in building materials. Net cash used in investing activities during 2000 was $1.6 million compared to $1.1 million during 1999. Financing activities provided the Company with $10.8 million in cash compared to $29.2 million the previous year. The bank credit facility provided net funds of $13.3 million during 2000, which was used principally to fund real estate inventories.

Real Estate Inventories

The Company's practice is to develop most of the lots upon which it builds its homes. Generally, the Company attempts to maintain a land inventory that will be sufficient to meet its anticipated lot needs for at least the next three to five years. At December 31, 2001, the Company either owned or was under contract to purchase lots or land that could be developed into approximately 8,100 lots, including 600 lots in Louisville, Kentucky. The Company controlled through option agreements 7,300 additional lots, including 400 lots in Louisville, Kentucky. During 2001, the Company exercised options to purchase 3,100 lots, including 350 lots in Louisville, Kentucky. Option agreements expire at varying dates through 2009. The Company's decision to exercise any particular option or otherwise acquire additional land is based upon an assessment of a number of factors, including its existing land inventory at the time and its evaluation of the future demand for its homes.

Real estate inventories increased to $230.0 million at December 31, 2001 compared to $184.5 million at December 31, 2000. Land and land development costs increased $21.1 million to $134.3 million from $113.2 million, homes under construction increased $25.0 million to $91.7 million from $66.7 million and other inventories, consisting primarily of lumber and other building materials, decreased $622,000, to $4.0 million from $4.6 million for a combined increase of $45.5 million. Of the $21.1 million increase in land and land development costs, $5.7 million is due to new land and land development inventories in Louisville, Kentucky. The balance of the increase in land and land development inventories is principally due to the increased number of sales communities required to support its new line of homes, the Independence Series. Homes under construction inventories increased principally due to higher sales value of homes under construction at December 31, 2001 compared to December 31, 2000.

The Company has entered into joint venture agreements with other homebuilders to own and develop communities. The primary reasons for these joint ventures are to limit the Company's exposure to owning large amounts of land in a single community, to limit risks associated with longer holding periods for these larger communities and to benefit from the increased customer traffic. Development costs of the joint ventures generally are funded by the participants. In certain cases, the Company may be liable under debt commitments within the particular joint venture. At December 31, 2001, the Company is party to a joint venture that finances development activities with its own loan agreement. The Company has guaranteed the joint venture's loan agreement for its one half interest or up to $1.2 million. At December 31, 2001 the joint venture had $208,000 in loans outstanding and the Company's portion was $104,000. The participants in the joint ventures acquire substantially all of the developed lots. The Company does not purchase land for resale.

On December 31, 2001, the Company had 199 inventory homes, including 47 in Louisville, Kentucky, in various stages of construction, which represented an aggregate investment of $17.5 million. At December 31, 2000, the Company had 132 inventory homes, including 13 in Louisville, Kentucky, in various stages of construction, which represented an aggregate investment of $11.1 million. The Independence Series of homes was the major reason for the increase in the number of inventory homes in Central Ohio. Inventory homes are not reflected in sales or backlog.

Land Purchase Commitments

At December 31, 2001, the Company had commitments to purchase residential lots and unimproved land at an aggregate cost of $16.2 million, of which $7.9 million is expected to be funded during 2002. In addition, the Company expects to enter into and fund commitments that are not recorded at December 31, 2001. The Company had cancelable contracts, at December 31, 2001 to purchase residential lots and unimproved land of $72.4 million of which $38.9 million expires in 2002, most of which the Company expects to execute. The Company had a total of $2.5 million in good faith deposits invested in purchase commitments and cancelable purchase obligations at December 31, 2001. See Note 5 to the Consolidated Financial Statements for additional details. These cancelable contracts contain contingencies that in many cases either delay the completion of the contracts or prevent the contracts from being completed. For example, in recent years the Company has experienced a greater percentage of these contracts being delayed for extensive periods of time or not being able to be completed, primarily due to opposition to acceptable zoning and other financial issues. The Company believes that the borrowing capacity available under its existing credit facility and anticipated cash flows from operations will be sufficient to meet its liquidity needs for 2002. Should these sources of liquidity be insufficient to meet its capital needs, the Company believes it has the ability to adjust its strategies for land acquisition and development by canceling or extending its purchase obligations and reducing land development activity.

Inflation and Other Cost Increases

The Company is not always able to reflect all of its cost increases in the prices of its homes because competitive pressures and other factors sometimes require it to maintain or discount those prices. While the Company attempts to maintain costs with subcontractors from the date a sales contract with a customer is accepted until the date construction is completed, unanticipated costs may be incurred which cannot be passed on to the customer. For example, delays in construction of a home can cause the mortgage commitment to expire and can require the Company, if mortgage interest rates have increased, to pay significant amounts to the mortgage lender to extend the original mortgage interest rate. In addition, during periods of high construction activities, additional costs may be incurred to obtain more subcontractors when certain trades are not readily available, which additional costs can result in lower gross profits.

Seller-Provided Debt

The Company had $1.0 million and $1.5 million of seller-provided term debt outstanding at December 31, 2001 and 2000, respectively. The interest rate on the seller-provided term debt owed at December 31, 2001 was 8% and the Company expects to repay it all during 2002.

Bank Facility

On December 31, 2001 the Company entered into an Amended and Restated $175 million Senior Unsecured Revolving Credit Facility (the "Facility"). Eight lending banks are party to the Facility and Huntington National Bank is the Administrative Agent and Issuing Bank of the Facility. See Note 7 to the Consolidated Financial Statements for additional details.

The Facility provides for a variable rate of interest on its borrowings. In order to reduce the risks caused by interest rate fluctuations, the Company has entered into interest rate swap contracts that fix the interest rate on a portion of its borrowings under the Facility. For additional information regarding the interest rate swap contracts the Company has entered into, see Item 7A Quantitative and Qualitative Disclosures About Market Risk. On the portion of its borrowings under the Facility that are subject to LIBOR based interest rates, which includes interest rate swaps, the Company pays a variable margin based on the Company's Interest Coverage Ratio. The variable margin may range from 1.75% to 2.50% and is determined quarterly.

As of December 31, 2001, the Company was in compliance with Facility covenants and had $27.6 million available under its Facility, after adjustment for borrowing base limitations. Borrowing availability under the Facility could increase, depending on the Company's utilization of the proceeds.

Recently Issued Accounting Pronouncements

In October 2001, the FASB issued Statement of Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses accounting and reporting standards for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for the Company beginning January 1, 2002. The Company is in the process of evaluating the impact of SFAS No. 144 on its financial statements.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates including those related to real estate inventories, warranty obligations, and construction costs for homes closed. The Company bases these estimates on historical trends and experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

- Reserves to reduce the Company's real estate inventories to net realizable value are recorded using several factors including management's plans for future operations, recent operating results and projected cash flows, which include assumptions related to expected future demand and market conditions. The adequacy of the Company's reserves could be materially affected by changes in market conditions.
- Estimates for construction costs for homes closed are recorded in the period when the related home is closed. These estimates are based on detailed budgets for each home and historical experience and trends. If actual costs change, significant variances may be encountered.
- Reserves for the estimated cost of homes under warranty are recorded in the period in which the related home is closed and is based on historical experience and trends. Should actual warranty experience change, revisions to the estimated warranty liability would be required.
- Estimates for the costs to complete land development are recorded upon completion of the related land development project. Estimates for land and land development costs are allocated to development phases based on the total number of lots expected to be developed within each subdivision and are based on detailed budgets for the land development project and historical experience and trends. If actual costs or total the number of lots developed changes, significant variances may be encountered.

Qualitative and Quantitative Disclosures about Market Risk

As of December 31, 2001 the Company had entered into five interest rate swap contracts ("Contracts") with an aggregate notional amount of $70 million, as reflected in the table below. The Company enters into Contracts to minimize earnings fluctuations caused by interest rate volatility associated with the Company's variable rate debt. The Contracts allow the Company to have variable-rate borrowings and to select the level of fixed-rate debt for the Company as a whole. Under the Contracts, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating-rate amounts calculated by reference to an agreed notional amount. The level of fixed rate debt on December 31, 2001, after the effect of the Contracts has been considered, is approximately 53% of total borrowings under the Facility. The Company does not enter into derivative financial instrument transactions for speculative purposes. The Contracts are more fully described below:

Notional Amount	Start Date	Maturity Date	Fixed Rate
$ 10 million	May 6, 1998	May 6, 2003	5.96%
$ 20 million	Dec. 14, 2000	Jan. 12, 2004	5.98%
$ 20 million	Jan. 12, 2001	Jan. 12, 2005	5.58%
$ 10 million	Mar. 8, 2001	Mar. 8, 2004	5.16%
$ 10 million	Sept. 12, 2001	Sept. 12, 2004	4.54%

The following table presents descriptions of the financial instruments and derivative instruments that were held by the Company at December 31, 2001. For the liabilities, the table presents principal calendar year cash flows that exist by maturity date and the related average interest rate. For the interest rate derivatives, the table presents the notional amounts and expected interest rates that exist by contractual dates. The notional amount is used to calculate the contractual payments to be exchanged under the contract. The variable rates are estimated based on the three-month forward

LIBOR rate plus a variable margin of 2.00% for 2002 and subsequent years. The fair value of the variable rate liabilities at December 31, 2001 and 2000 was $131,511,000 and $105,701,000, respectively. The fair value of the derivatives at December 31, 2001 was a loss of $3.0 million and at December 31, 2000 a gain of $160,000. The Company does not expect the loss at December 31, 2001 to be realized because it expects to retain the Contracts to maturity. All amounts are reflected in U.S. Dollars (thousands).

					Total	
Liabilities	**2002**	**2003**	**2004**	**2005**	**2001**	**2000**
Variable rate				$ 131,511	$ 131,511	$ 105,701
Average interest rate				4.13%	4.13%	8.15%
Interest-Rate Derivatives						
Notional amount	$ 70,000	$ 70,000	$ 60,000	$ 20,000	$ 70,000	$ 40,000
Average pay rate	5.54%	5.50%	5.32%	5.58%	5.52%	5.84%
Average receive rate	3.88%	3.88%	3.88%	3.88%	4.13%	8.15%

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's Common Shares are traded on the Nasdaq National Market under the symbol "DHOM." The following table sets forth for the periods indicated the high and low sales prices for the Common Shares, as reported by the Nasdaq National Market.

	Sales Prices	
Calendar Year Ending December 31, 2002	**High**	**Low**
First Quarter (through March 18, 2002)	$ 19.35	$ 15.00
Calendar Year Ending December 31, 2001	**High**	**Low**
First Quarter	$ 10.50	$ 7.63
Second Quarter	$ 10.56	$ 7.93
Third Quarter	$ 14.30	$ 8.92
Fourth Quarter	$ 15.88	$ 8.76
Calendar Year Ending December 31, 2000	**High**	**Low**
First Quarter	$ 6.56	$ 5.31
Second Quarter	$ 6.63	$ 5.31
Third Quarter	$ 8.50	$ 5.34
Fourth Quarter	$ 9.56	$ 6.75

On March 18, 2002, the last sale price of the Common Shares, as reported by the Nasdaq National Market, was $15.15 per share, and there were approximately 196 holders of record of the Common Shares.

The Company has not paid any dividends in the past, but is considering whether to pay a dividend in the future. The provisions of the Company's bank credit facilities limit the amount of dividends that the Company may pay during any calendar year to 25% of the Company's net income after taxes for such year.

Financial Statements
Report of Independent Accountants

To the Board of Directors and Shareholders of Dominion Homes, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Dominion Homes, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Columbus, Ohio
January 25, 2002

Dominion Homes, Inc.
Consolidated Statements Of Operations
(in thousands, except share and per share amounts)

	Year ended December 31,		
	2001	**2000**	**1999**
Revenues	$ 395,701	$ 326,415	$ 277,577
Cost of real estate sold	305,430	261,081	224,474
Gross profit	90,271	65,334	53,103
Selling, general and administrative	52,491	40,808	33,601
Income from operations	37,780	24,526	19,502
Interest expense	11,667	9,125	6,024
Income before income taxes	26,113	15,401	13,478
Provision for income taxes	10,987	6,342	5,460
Net income	$ 15,126	$ 9,059	$ 8,018
Earnings per share			
Basic	$ 2.38	$ 1.42	$ 1.27
Diluted	$ 2.30	$ 1.39	$ 1.23
Weighted average shares outstanding			
Basic	6,351,343	6,363,131	6,318,148
Diluted	6,575,026	6,496,720	6,495,796

The accompanying notes are an integral part of the consolidated financial statements.

Dominion Homes, Inc.
Consolidated Balance Sheets

(in thousands, except share information)

	December 31,	
	2001	**2000**
Assets		
Cash and cash equivalents	$ 5,619	$ 2,106
Accounts receivable		
Trade	18	314
Due from financial institutions for residential closings	2,864	712
Real estate inventories		
Land and land development costs	134,293	113,186
Homes under construction	91,734	66,669
Other	3,997	4,619
Total real estate inventories	230,024	184,474
Prepaid expenses and other	3,963	4.639
Deferred income taxes	5,865	2,967
Property and equipment, at cost	12,422	10,657
Less accumulated depreciation	(6,229)	(4,676)
Total property and equipment	6,193	5,981
Total assets	$ 254,546	$ 201,193

Liabilities and Shareholders' Equity		
Accounts payable	$ 9,483	$ 5,808
Deposits on homes under contract	2,684	1,804
Accrued liabilities	26,943	16,889
Note payable, banks	131,511	105,701
Term debt	2,358	3,103
Total liabilities	172,979	133,305
Commitments and contingencies		
Shareholders' equity		
Common shares, without stated value, 12,000,000 shares authorized, 6,433,057 shares issued and 6,408,057 shares outstanding on December 31, 2001 and 6,407,227 shares issued and 6,382,227 shares outstanding on December 31, 2000	31,850	31,611
Deferred compensation	(332)	(376)
Retained earnings	51,951	36,825
Accumulated other comprehensive loss	(1,730)	–
Treasury stock, at cost	(172)	(172)
Total shareholders' equity	81,567	67,888
Total liabilities and shareholders' equity	$ 254,546	$ 201,193

The accompanying notes are an integral part of the consolidated financial statements.

Dominion Homes, Inc.

Consolidated Statement of Changes in Shareholders' Equity

(in thousands, except share information)

		Deferred Compensation					
	Common Shares	Liability	Trust Shares	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Total
Balance, December 31, 1998	$ 30,851	$ 853	($ 1,224)	$ 19,748			$ 50,228
Net income				8,018			8,018
Shares awarded and redeemed	537	(170)					367
Shares distributed from trust for deferred compensation			(35)				(35)
Treasury shares purchased						($ 172)	(172)
Deferred compensation		324					324
Balance, December 31, 1999	31,385	1,007	(1,259)	27,766		(172)	58,730
Net income				9,059			9,059
Shares awarded and redeemed	223	(221)					2
Shares distributed from trust for deferred compensation			(45)				(45)
Deferred compensation		142					142
Balance, December 31, 2000	31,611	928	(1,304)	36,825		(172)	67,888
Cumulative effect of adopting accounting principle					$ 94		94
Balance, January 1, 2001, as adjusted	31,611	928	(1,304)	36,825	94	(172)	67,982
Net income				15,126			15,126
Unrealized hedging loss, net of deferred taxes of $1,255					(1,824)		(1,824)
Comprehensive income							13,302
Shares awarded and redeemed	239	(308)					(69)
Shares distributed from Trust for deferred compensation		(138)	138				
Deferred compensation		352					352
Balance, December 31, 2001	$ 31,850	$834	($ 1,166)	$ 51,951	($ 1,730)	($ 172)	$ 81,567

The accompanying notes are an integral part of the consolidated financial statements.

Dominion Homes, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2001	**2000**	**1999**
Cash flows from operating activities:			
Net income	$ 15,126	$ 9,059	$ 8,018
Adjustments to reconcile net income to cash used in operating activities:			
Depreciation and amortization	2,514	1,864	1,440
Reserve for real estate inventories	1,378	889	245
Issuance of common shares for compensation	26	2	367
Deferred income taxes	(1,643)	(1,063)	(116)
Changes in assets and liabilities:			
Accounts receivable	(1,856)	(270)	146
Real estate inventories	(43,178)	(25,862)	(32,700)
Prepaid expenses and other	318	(928)	(984)
Accounts payable	3,675	535	(247)
Deposits on homes under contract	880	170	(967)
Accrued liabilities	7,263	5,620	(699)
Net cash used in operating activities	(15,497)	(9,984)	(25,497)
Cash flows from investing activities:			
Purchase of property & equipment	(1,879)	(1,614)	(1,058)
Net cash used in investing activities	(1,879)	(1,614)	(1,058)
Cash flows from financing activities:			
Payments on note payable, banks	(334,016)	(285,632)	(266,884)
Proceeds from note payable, banks	359,826	299,025	298,777
Payments on term debt	(4,254)	(1,573)	(2,057)
Payment of deferred financing fees	(271)	(369)	(181)
Payments on capital lease obligations	(301)	(395)	(292)
Common shares purchased or redeemed	(95)	(214)	(207)
Net cash provided by financing activities	20,889	10,842	29,156
Net change in cash and cash equivalents	3,513	(756)	2,601
Cash and cash equivalents, beginning of year	2,106	2,862	261
Cash and cash equivalents, end of year	$ 5,619	$ 2,106	$ 2,862

Supplemental disclosures of cash flow information:			
Interest paid (net of amounts capitalized)	$ 2,173	$ 3,097	$ 1,969
Income taxes paid	$ 11,435	$ 6,948	$ 5,839

Supplemental disclosures of non-cash financing activities:			
Land acquired by purchase contracts or seller financing	$ 3,750	$ 321	$ 1,572
Capital lease obligations	$ 60	$ –	$ 1,066

The accompanying notes are an integral part of the consolidated financial statements.

1. Business Operations and Basis of Presentation:

Dominion Homes, Inc. is a single-family homebuilder with operations in Central Ohio and Louisville, Kentucky. The Company was incorporated in October 1993 in anticipation of its initial public offering of common shares in March 1994. Prior to the initial public offering, the homebuilding operations were part of BRC Properties Inc. ("BRC"), formerly known as Borror Realty Company. BRC was incorporated in 1946 and started building homes in 1976. Donald Borror, the Company's Chairman Emeritus of the Board of Directors, traces his homebuilding experience to homes he constructed in 1952. BRC owned 4,204,324 common shares of the Company, or 65.6% of its outstanding common shares, at December 31, 2001.

On November 16, 1999, Dominion Homes, Inc. formed Dominion Homes Financial Services, Ltd. ("DHFS") to provide mortgage financing services, primarily to its customers. DHFS became operational in second quarter 2000 and by the end of 2000, provided mortgage financing services to most of the Company's customers. On December 30, 1999, Dominion Homes, Inc. formed Dominion Homes of Kentucky, Ltd. ("DHK") to own and operate the Company's homebuilding operations in Louisville, Kentucky. DHFS is an Ohio limited liability company and DHK is a Kentucky limited partnership. Both entities are wholly owned by Dominion Homes, Inc. The accompanying consolidated financial statements include the accounts of DHFS and DHK. Intercompany transactions are eliminated in consolidation.

2. Summary of Significant Accounting Policies:

Cash and Cash Equivalents: For purposes of the consolidated statements of cash flows, all highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Real Estate Inventories: Real estate inventories are recorded at cost. Land and land development costs are allocated to development phases based on the total number of lots expected to be developed within each subdivision. As each development phase is completed, land development costs, including capitalized interest and real estate taxes, are then allocated to individual lots. Homes under construction include land development costs, construction costs, capitalized interest and indirect costs related to development and construction activities. Indirect costs that do not relate to development and construction activities, including general and administrative expenses, are charged to expense as incurred. Other inventories consist primarily of lumber and building supplies.

Management evaluates the recoverability of its real estate inventories using several factors including, but not limited to, management's plans for future operations, recent operating results and projected cash flows. The Company recognized an impairment loss of approximately $1,378,000, $889,000 and $245,000 on real estate inventories for the years ended December 31, 2001, 2000, and 1999 respectively.

Property and Equipment: Depreciation and amortization are recognized on straight-line and declining-balance methods at rates adequate to amortize costs over the estimated useful lives of the applicable assets. The estimated useful lives of the assets range from three to forty years. Property and equipment includes assets subject to capital leases with a cost of $2,118,000 and $2,058,000, net of accumulated amortization of $994,000 and $566,000 at December 31, 2001 and 2000, respectively. Depreciation expense was $1,591,000, $1,099,000 and $815,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Maintenance, repairs and minor renewals are charged to expense as incurred while major renewals and betterments are capitalized and amortized. The asset cost and accumulated depreciation for assets sold or retired is removed, and any resulting gain or loss is reflected in operations.

Earnings Per Share: Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each period. Diluted earnings per common share computations include common share equivalents, when dilutive.

Warranty Costs: The Company provides a two-year limited warranty on materials and workmanship and a thirty-year warranty against major structural defects. An estimated amount of warranty cost is provided for each home at the date of closing based on historical warranty experience. Warranty expense was $3,351,000, $3,552,000 and $2,759,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Accrued warranty cost was $2,568,000 and $1,895,000 at December 31, 2001 and 2000, respectively.

Income Taxes: The Company records income taxes on the liability method. This method requires the recognition of deferred income taxes for the tax effect of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as determined by tax regulations.

Revenue Recognition on Sales of Real Estate: The Company recognizes revenues from the sale of homes at the time the deed is conveyed from the Company to the buyer. Accounts receivable due from financial institutions represent payments to be received on completed closings. Gains on sales of model homes subject to leasing arrangements are deferred and recognized over the term of the lease.

Capitalization of Interest: The Company capitalizes the cost of interest related to construction costs incurred during the construction period of homes and land development costs incurred while development activities on undeveloped land are in process. The summary of total interest is as follows:

	Year Ended December 31,		
	2001	**2000**	**1999**
Interest incurred	$ 10,869,000	$ 10,430,000	$ 6,943,000
Interest capitalized	(6,626,000)	(6,741,000)	(4,726,000)
Interest expensed directly	4,243,000	3,689,000	2,217,000
Previously capitalized interest charged to expense	7,424,000	5,436,000	3,807,000
Total interest expense	$ 11,667,000	$ 9,125,000	$ 6,024,000
Capitalized interest in ending inventory	$ 3,811,000	$ 4,609,000	$ 3,304,000

Deferred Costs: Fees and costs incurred in connection with financing agreements are capitalized as other assets and amortized over the terms of the respective agreements. Amortization expense was $629,000 $549,000 and $385,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Advertising Costs: The Company expenses advertising costs when incurred. Advertising expense was $4,404,000, $3,397,000 and $2,876,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Segment Information: The Company's homebuilding operations, which are conducted in two geographic regions, have similar characteristics including the product offerings, pricing and margins and as such, have been aggregated. The Company's mortgage operations directly support its core homebuilding operations and services to outside parties are rare. Therefore, the mortgage operations and the homebuilding operations have been aggregated into one reportable segment – the homebuilding segment.

Utilization of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements: In October 2001, the FASB issued Statement of Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses accounting and reporting standards for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for the Company beginning January 1, 2002. The Company is in the process of evaluating the impact of SFAS No. 144 on its financial statements.

3. Related Entity:

Alliance Title Agency was created by the Company in order to provide title insurance to the Company's customers and third parties and to facilitate the closing of the Company's homes. The Company owns 49.9% of the title insurance agency and reports its investment using the equity method of accounting. The Company recognized $553,000, $455,000 and $454,000 as its share of the earnings from this investment for 2001, 2000 and 1999, respectively. The Company's investment in the title insurance company was $245,000 and $220,000 at December 31, 2001 and 2000, respectively, and is included in other assets in the accompanying consolidated balance sheets.

4. Earnings Per Share:

A reconciliation of weighted average common shares used in basic and diluted earnings per share calculations are as follows:

	2001	2000	1999
Weighted average shares – basic	6,351,343	6,363,131	6,318,148
Common share equivalents	223,683	133,589	177,648
Weighted average shares – diluted	6,575,026	6,496,720	6,495,796

As of December 31, 2001, 2000 and 1999 there were 1,033, 21,045 and 129,000 options, respectively, which were antidilutive and have been excluded from the respective diluted earnings per share calculations above.

5. Land Purchase Commitments:

Purchase contracts for residential lots and unimproved land in Central, Ohio and Louisville, Kentucky at December 31, 2001 and 2000 were:

	2001	2000
Number of expected lots	1,099	398
Purchase price	$ 16,224,000	$ 6,013,100
Less deposits or guarantees	(1,229,000)	(101,500)
Net land purchase commitments	$ 14,995,000	$ 5,911,000

In addition, at December 31, 2001, the Company had entered into cancelable contracts to purchase residential lots and unimproved land in Central, Ohio and Louisville, Kentucky of $72,385,000. In order to secure these cancelable contracts the Company committed deposits or other guarantees of $1,480,000. These cancelable contracts contain contingencies that in many cases either delay the completion of the contracts or prevent the contracts from being completed. Cancelable contracts expire in the following years:

Year	Cancelable Contracts
2002	$ 38,953,000
2003	14,625,000
2004	2,484,000
2005	2,074,000
Thereafter	14,249,000
	$ 72,385,000

6. Land Development Joint Ventures:

The Company has equity interests generally ranging from 33% to 50% in joint venture partnerships and limited liability corporations that are engaged in land development activities. The Company accounts for these investments using the equity method. Development costs of the joint ventures generally are funded by the participants. In certain cases, the Company may be liable under debt commitments within the particular joint venture. At December 31, 2001, the Company had guaranteed a joint venture's loan agreement for its one half interest or up to $1.2 million. At December 31, 2001, the joint venture had $208,000 in loans outstanding and the Company's portion was $104,000. The participants in the joint ventures acquire substantially all of the developed lots. The Company evaluates the recoverability of its investments in joint ventures using the same criteria as for other real estate inventories. The Company's investment in joint ventures, which is included in land and land development costs, were $13,944,000 and $13,479,000 at December 31, 2001 and 2000, respectively.

Summary financial information representing 100% of operations as of December 31, 2001 and 2000, are set forth below:

	2001	2000
Land and land under development	$ 29,747,000	$ 35,035,000
Other assets	1,376,000	389,000
Total assets	$ 31,123,000	$ 35,424,000
Liabilities	$ 2,173,000	$ 2,299,000
Partners' equity	28,950,000	33,125,000
Total liabilities and partners' equity	$ 31,123,000	$ 35,424,000

	2001	2000	1999
Revenues	$ 6,000	$ 12,000	
Expenses	99,000	$ 97,000	$ 121,000
Loss	($ 93,000)	($ 85,000)	($ 121,000)

7. Note Payable, Banks:

On December 31, 2001, the Company entered into an Amended and Restated $175 million Senior Unsecured Revolving Credit Facility ("the Facility") that replaced a prior credit agreement that would have ended May 31, 2003. The new Facility extended the term of the loan agreement two years to May 31, 2005. Other significant changes in the new Facility include the addition of Fifth Third Bank of Central Ohio and The Provident Bank to the banks participating in the Facility, and a $10 million "swing line" with the Huntington National Bank that was added to make the administration of the Facility more efficient. Significant changes in the loan covenants include: (1) an increased investment allowed in speculative inventory homes to $20 million from $12.5 million; (2) a permanent limit on the leverage ratio at 2.50 to 1.00; (3) an increase in the required tangible net worth of the Company to $73 million plus 75% of additional income beginning with the fiscal year ending December 31, 2002, to be calculated on an annual basis, from $45.0 million plus 75% of additional income beginning with the fiscal year ending December 31, 1999, to be calculated on an annual basis. Changes to the borrowing base under the new Facility include an increase in the limit of speculative inventory homes to $10 million from $6 million, the elimination of accounts receivable as an eligible asset and a reduction in the building materials inventories credit to 75% from 80%.

The Facility contains the following significant provisions: (1) a limit on aggregate borrowings and letters of credit to the lesser of $175 million or the availability under the borrowing base; (2) the Company has the option to use any combination of the following methods to price the revolving line of credit: (a) the bank's prime rate of interest or (b) a Eurodollar rate of interest plus a variable margin based upon the Company's ratio of EBITDA to Interest Expense ("Interest Coverage Ratio"); (3) the Company has agreed to enter into interest rate contracts in the amount of fifty percent of the outstanding borrowings in the event the Eurodollar rate (without regard to the variable margin) becomes 8.50% per annum or greater; (4) the Company has agreed to the following ratios: (a) Interest Coverage Ratio of not less than 2.25 to 1.00 determined quarterly and based upon the preceding four quarters; (b) total liabilities to tangible net worth (leverage ratio) of not greater than 2.50 to 1.00; (5) the Company has agreed to maintain at all times a ratio of uncommitted land holdings to tangible net worth not greater than 2.00 to 1.00; (6) the Company may not, without lender approval, exceed the aggregate sum of $25 million for investments in uncommitted land holdings, speculative homes, model homes and acquisitions of companies in the homebuilding industry outside of Central Ohio or metropolitan Louisville, Kentucky, and the Company may not invest more than $15 million on any single market outside of Central Ohio or metropolitan Louisville, Kentucky; (7) the Company must maintain a tangible net worth of not less than $73 million plus seventy-five percent of annual net income beginning with the fiscal year ending December 31, 2002; (8) the Company shall not exceed the aggregate principal sum of $10 million for other borrowings, additional debt or capital lease obligations, except that the Company may borrow an additional $5 million of non-recourse indebtedness from sellers of real estate, provided that such additional non-recourse borrowings are fully reserved under the borrowing base; (9) the Company may not exceed $3 million of annual operating lease rentals and $2 million of annual model home rentals; (10) the Company may not purchase, without lender approval, unzoned land in excess of $2.5 million; (11) the Company will not permit the value of its inventory homes to exceed $20.0 million, its fall foundation inventories to exceed 200 homes or $9.0 million and its model homes to exceed $6.5 million; (12) the Company may not incur a loss during any five consecutive quarters; and (13) the Company may not pay dividends during any calendar year in excess of twenty-five percent of the Company's consolidated net income after taxes for such year. Amounts outstanding under the Facility were $131,511,000 and $105,701,000 as of December 31, 2001 and 2000, respectively.

The Facility provides for a variable rate of interest on its borrowings. In order to reduce the risks caused by interest rate fluctuations, the Company has entered into interest rate swap contracts that fix the interest rate on a portion of its borrowings under the Facility. The Company's intention is to maintain a fixed rate of interest on approximately 50% of its outstanding borrowings. However, market conditions and timing effect the Company's ability to maintain this balance between fixed and variable interest rates. As of December 31, 2001 the Company had fixed the interest rate on 53%, or $70 million, of bank borrowings using interest rate swap contracts ("Contracts"). Included in the interest rate swaps at December 31, 2001 were a $10 million interest rate swap at 5.96% that matures May 6, 2003, a $20 million interest rate swap at 5.98% that matures January 12, 2004, a $20 million interest rate swap at 5.58% that matures January 12, 2005, a $10 million interest rate swap at 5.16% that matures March 8, 2004 and a $10 million interest rate swap at 4.54% that matures September 12, 2004. The fixed interest rates noted for the above interest rate swaps do not include a variable margin that the Company also pays that is based on the Company's Interest Coverage Ratio. The variable margin ranges from 1.75% to 2.50% and is determined quarterly. The fair value of the interest rate swap contracts was a loss of $3.0 million at December 31, 2001.

As of December 31, 2001 and 2000, the Company was in compliance with Facility covenants and had $27.6 million and $18.7 million, respectively, available under the Facility, after adjustment for borrowing base limitations. However, the borrowing availability under the Facility could increase, depending on the Company's utilization of the proceeds.

The Company had $2.3 million in irrevocable letters of credit and $25.2 million performance bonds outstanding at December 31, 2001. The letters of credit and performance bonds were issued to municipalities and other individuals to ensure performance and completion of certain land development activities and as collateral for land purchase commitments. The Company does not anticipate incurring any liabilities with respect to the letters of credit and performance bonds.

Information regarding the bank borrowings is summarized as follows:

	2001	2000	1999
Borrowings outstanding:			
Maximum amount	$ 138,652,000	$ 118,738,000	$ 95,865,000
Average amount	$ 126,418,000	$ 110,444,000	$ 82,270,000
Weighted average daily interest rate			
during the year	7.7%	8.5%	7.5%
Interest rate at December 31	7.6%	8.8%	8.0%

8. Term Debt:

Term debt consisted of the following as of December 31:

	2001	2000
8% Mortgage note payable due in installments through April 2002	$ 875,000	
8% Mortgage note payable due in installments through May 2002	154,000	$ 320,000
6.5% Mortgage note payable in installments through August 2001		1,213,000
Capital lease obligations due in installments through December 2004	1,329,000	1,570,000
Total term debt	$ 2,358,000	$ 3,103,000

Term debt matures in years subsequent to December 31, 2001 as follows:

	Term Debt	Capital Lease	Total
2002	$ 1,029,000	$ 499,000	$ 1,528,000
2003		499,000	499,000
2004		500,000	500,000
	1,029,000	1,498,000	2,527,000
Less amounts representing interest		(169,000)	(169,000)
	$ 1,029,000	$ 1,329,000	$ 2,358,000

9. Operating Lease Commitments:

Rent expense charged to operations is primarily for model homes, vehicles, equipment and office facilities, including month-to-month leases and noncancelable commitments. Rent expense amounted to $3,516,000, $3,016,000 and $2,177,000 for the years ended December 31, 2001, 2000 and 1999, respectively. (See also Note 12 – Related Party Transactions.)

Minimum rental commitments due under noncancelable leases are as follows:

Year	Minimum Rentals
2002	$ 2,321,000
2003	2,019,000
2004	1,279,000
2005	563,000
2006	488,000
	$ 6,670,000

10. Derivative Instruments and Hedging Activities:

The Company's interest rate risk management strategy uses derivative instruments to minimize earnings fluctuations caused by interest rate volatility associated with the Company's variable rate debt. The derivative financial instruments used to meet the Company's risk management objectives are the Contracts described above under "Note Payable, Banks". The Company seeks to maintain the notional amount of the Contracts at approximately 50% of its outstanding debt.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, an amendment to SFAS No. 133, which established new accounting and reporting guidelines for derivative instruments and hedging activities. SFAS No. 133 and SFAS No. 138 are collectively referred to herein as "SFAS 133".

In adopting SFAS 133, the Company has designated its Contracts as cash flow hedges. The after tax fair value of these Contracts at the date of adoption was $94,000. The fair value of these Contracts at the date of adoption of SFAS 133 together with changes in their fair value in subsequent periods are recognized in other comprehensive income or loss until such time as the contracts mature or are terminated. Other comprehensive income or loss is reflected as a component of shareholders' equity in the accompanying consolidated balance sheets. The fair value of the Contracts is principally impacted by fluctuations in interest rates, which declined significantly during 2001. This decline in interest rates led to an unrealized after tax loss on the Contracts of approximately $1.9 million and a corresponding pre-tax accrued liability of $3.0 million in its December 31, 2001 financial statements. However, the Company does not expect this loss to be realized because it expects to retain the Contracts to maturity. Future fluctuations in interest rates will cause unrealized gains or losses to occur and such amounts will be adjusted through other comprehensive income or loss as long as the effectiveness of the hedge is maintained.

The Company formally documents relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedging transactions. An assessment is made at the hedging transaction's inception and on an ongoing basis to determine whether the derivatives that are used in hedging transactions are effective in offsetting changes in cash flows of hedged items. The Company believes the Contracts have been effective in achieving the risk management objectives for which they were intended since inception and will continue to be effective for the remaining term of the Contracts. Hedge effectiveness is measured at least quarterly based on the relative change in fair value between the Contracts and the hedged item over time. Any change in fair value resulting from ineffectiveness, as defined by SFAS 133, is recognized immediately in earnings. For the twelve months ended December 31, 2001, no gain or loss has been recognized in earnings as no amount of the cash flow hedges have been determined to be ineffective.

Should it be determined that a Contract is not effective or that it has ceased to be an effective hedge, the Company will discontinue hedge accounting prospectively. This will occur when (1) offsetting changes in the fair value of cash flows of the hedged items are no longer effective; (2) the derivative expires or is sold, terminated, or exercised; or (3) management determines that designation of the Contract as a hedged instrument is no longer appropriate. When hedge accounting is discontinued because a Contract qualifying as a cash flow hedge is liquidated or sold prior to maturity, the gain or loss on the Contract at the time of termination remains in accumulated other comprehensive income or loss and is recognized as an adjustment to interest expense over the original contract term. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current earnings.

11. Income Taxes:

The provision for income taxes consists of the following for the years ended December 31, 2001, 2000 and 1999.

	2001	2000	1999
Currently payable:			
Federal	$ 9,767,000	$ 5,784,000	$ 4,142,000
State and local	2,863,000	1,621,000	1,202,000
	12,630,000	7,405,000	5,344,000
Deferred:			
Federal	(1,309,000)	(854,000)	25,000
State	(334,000)	(209,000)	91,000
	(1,643,000)	(1,063,000)	116,000
Income tax expense	$ 10,987,000	$ 6,342,000	$ 5,460,000

The components of the net deferred tax asset at December 31 are as follows:

	2001	2000
Assets:		
Accrued expenses	$ 3,514,000	$ 2,397,000
Unrealized hedging loss	1,255,000	–
Deferred gain	297,000	294,000
Valuation reserves	955,000	208,000
Gross deferred tax assets	6,021,000	2,899,000
Liabilities:		
Property and equipment	(98,000)	126,000
Other	(58,000)	(58,000)
Gross deferred tax liabilities	(156,000)	68,000
Net deferred income taxes as recorded on the balance sheet	$ 5,865,000	$ 2,967,000

A reconciliation of the federal corporate income tax rate and the effective tax rate is summarized below for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Statutory income tax rate	34.0%	34.0%	34.0%
Permanent differences	.7%	.7%	.6%
State and local taxes, net of federal benefit	7.2%	7.0%	5.9%
Other	.2%	(.5)%	
Effective income tax rate	42.1%	41.2%	40.5%

12. Related Party Transactions:

The Company leases its corporate offices from BRC. The lease was effective January 1, 1998 for a term of twelve years with a rental rate of $12.00 per square foot on a total net basis. The lease contains two options to renew for periods of five years each at then-current market rates. The rental rates were established by an MAI appraiser commissioned by the Affiliated Transaction Review Committee of the Company's Board of Directors, and confirmed in a review by a second MAI appraiser. Lease expense was $451,000 for the years ended December 31, 2001, 2000 and 1999.

The Company and BRC have also entered into operating lease agreements under which the Company leases space in a shopping center from BRC. Lease expense under these agreements for the years ended December 31, 2001, 2000, and 1999 was $153,000, $156,000 and $70,000, respectively. These lease agreements have been approved by the Company's Affiliated Transaction Review Committee.

BRC paid the Company $12,500 in 2001, $25,000 in 2000 and $25,000 in 1999, for miscellaneous services performed by Company personnel.

The Company acquired printing services from a printing company principally owned by members of the Borror family. Such services aggregated $137,000, $98,000 and $80,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

13. Retirement Plan:

The Company offers a retirement plan intended to meet the requirements of Section 401(k) of the Internal Revenue Code and that covers substantially all employees after one year of service. The Company matches 100% of the first 3% of employee voluntary deferrals of compensation and 50% of the next 2% of voluntary deferrals of compensation. The Company's contributions to the plan amounted to $607,000, $511,000 and $454,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

14. Incentive Stock and Executive Deferred Compensation Plans:

In March 1994, the Company adopted the Dominion Homes, Inc. Incentive Stock Plan (the "Plan"). The Plan is administered by the Compensation Committee of the Board of Directors, and provides for grants of performance awards of Common Shares, restricted Common Shares, incentive stock options and non-qualified stock options for the purpose of attracting, motivating and retaining key employees and eligible directors. The Plan provides for discretionary grants to employees of the Company and annual non-discretionary stock option grants to purchase 2,500 shares of stock to each non-employee director. A maximum of 850,000 Common Shares have been reserved for issuance under the Plan. The Plan provides that grants shall include certain terms and conditions and be subject to certain restrictions as provided for under applicable provisions of the Internal Revenue Code and federal securities laws. Restricted common shares issued to employees vest 20% per year except in instances that require the adjusted net worth of the Company to exceed $100 million and the employee to remain with the Company at least 5 years after the date of grant. The Company issued 30,000 shares subject to the adjusted net worth and length of employment requirement during each of the years ended December 31, 2001 and 2000. In general, grants of options are subject to vesting schedules at twenty percent a year, set forth an exercise price that is equal to the fair market value on the grant date (110% of the fair market value for 10% shareholders), and must be exercised within ten years of the grant date (5 years for 10% shareholders).

In December 1994, the Company adopted a non-qualified Executive Deferred Compensation Plan for directors and certain executives. Under this plan, participants may elect to defer a portion of their compensation (up to 20% of total base and bonus for employees and 100% of director fees). At December 31 of each year, the Company provides a matching contribution of 25% of the amount deferred in a given year by a participant, provided that the Company's matching contribution will not exceed $2,500 in any year. The Company's contribution vests in 20% increments over a five-year period. As originally adopted, contributions were to be converted into theoretical common shares and adjusted in future periods based on the market value of the Common Shares, similar to stock appreciation rights. On October 29, 1997, the Board of Directors approved an Amended and Restated Executive Deferred Compensation Plan under which contribution and matching amounts are used by the trustee to acquire Common Shares of the Company in the open market. These Common Shares are held and voted by the trustee pursuant to a Rabbi Trust Agreement.

The Company has entered into agreements with certain employees that provide for the transfer of life insurance benefits to the employees in the event that certain performance and employment criteria are met. Until the performance and employment criteria are met, premiums paid on the life insurance contracts, up to the accumulated cash value, are retained by the Company. Once the performance and employment criteria are met, the accumulated cash value of the life insurance contracts will be transferred to the employee as a retirement benefit. In order to transfer the life insurance benefits, the Company's adjusted shareholders' equity must exceed $100 million and the employee must have met the following employment and other criteria (1) participation in the plan for at least ten years; (2) retire after age 55; (3) be terminated by the Company without cause as defined in the Life Insurance Agreement between the participant and the Company; or (4) there has been a change of control in the Company as defined by the Life Insurance Agreement. During 2001, the Company determined it was probable that adjusted shareholders' equity would likely exceed $100 million during the term of employee participation in the plan. Accordingly, the Company began to accrue a prorata share of the total estimated benefit of $4,959,000 over the minimum ten-year term of participation required to earn the benefit. Amounts expensed under these agreements during 2001 were $350,000. If for any reason the above criteria are not met or adjusted shareholders' equity does not exceed $100 million, any accrued benefits will be recognized as income at that time. Premiums paid on life insurance contracts purchased to provide these benefits are expensed as incurred. The cash value of life insurance contracts were $1,218,000 and $793,000 at December 31, 2001 and 2000, respectively.

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. The Company recognized expense for the Executive Deferred Compensation Plan of $199,000, $80,000 and $41,000 for the plan years ended December 31, 2001, 2000 and 1999, respectively. No compensation cost has been recognized for its Incentive Stock Plan. Had compensation cost for the Company's Incentive Stock Plan been determined based on the fair value of awards at the grant dates, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

		2001	2000	1999
Net income	Pro forma	$ 14,936,000	$ 8,914,000	$ 7,791,000
	As Reported	$ 15,126,000	$ 9,059,000	$ 8,018,000
Diluted earnings per share	Pro forma	$ 2.27	$ 1.37	$ 1.20
	As Reported	$ 2.30	$ 1.39	$ 1.23
Weighted-average fair value of options granted during the year		$ 7.50	$ 4.03	$ 3.90

In determining the pro forma amount of stock-based compensation, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividend yield; expected volatility of 80.0% for 2001, 2000 and 1999; risk-free interest rates of 5.2%, 6.5%, and 5.5% for the 2001, 2000 and 1999 Plan options, respectively; and expected life of 6 years for the Plan options.

A summary of the status of the Company's Incentive Stock Plan as of December 31, 2001, 2000 and 1999, respectively, and changes during the years then ended is presented below:

		2001		2000		1999
Fixed Options Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	410,600	$ 4.64	533,600	$ 6.32	583,100	$ 5.89
Granted	7,500	$ 10.40	7,500	$ 5.50	67,500	$ 7.04
Cancelled or forfeited	(15,500)	$ 7.19	(123,900)	$ 12.04	(43,000)	$ 5.93
Exercised			(6,600)	$ 3.63	(74,000)	$ 3.83
Outstanding at end of year	402,600	$ 4.65	410,600	$4.64	533,600	$ 6.32
Options exercisable at end of year	390,600	$ 4.45	377,100	$ 4.43	332,280	$ 5.31

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

Year Issued	Range of Exercise Prices	Number Outstanding	Weight Average Remaining Contractual Life	Number Exercisable
1995	$ 3.88 – $ 4.50	125,600	3 Years	125,600
1996	$ 3.25 – $ 4.13	154,500	4 Years	154,500
1997	$ 4.75	62,500	5 Years	62,500
1998	$ 12.69 – $ 14.50	7,500	6 Years	7,500
1999	$ 6.00 – $ 8.50	37,500	7 Years	25,500
2000	$ 5.50	7,500	8 Years	7,500
2001	$ 10.40	7,500	9 Years	7,500
		402,600		390,600

15. Commitments and Contingencies:

The Company is involved in various legal proceedings, most of which arise in the ordinary course of business and some of which are covered by insurance. In the opinion of the Company's management, none of the claims relating to such proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

16. Quarterly Financial Data (Unaudited)

(in thousands except per share amounts)

	Quarter Ended			
	March 31	**June 30**	**September 30**	**December 31**
Revenues:				
2001	$ 67,362	$ 90,649	$ 121,053	$ 116,637
2000	$ 62,218	$ 76,492	$ 87,547	$100,158
Gross profit:				
2001	$ 15,215	$ 20,583	$28,341	$ 26,132
2000	$ 11,999	$ 15,303	$ 17,972	$ 20,060
Income before income taxes:				
2001	$ 2,006	$ 4,957	$ 10,431	$ 8,719
2000	$ 1,275	$ 3,573	$ 5,435	$ 5,118
Net income:				
2001	$ 1,163	$ 2,874	$ 5,881	$ 5,208
2000	$ 757	$ 2,072	$ 3,152	$ 3,078
Basic earnings per share:				
2001	$ 0.18	$ 0.45	$ 0.93	$ 0.82
2000	$ 0.12	$ 0.33	$ 0.50	$ 0.47
Diluted earnings per share:				
2001	$ 0.18	$ 0.44	$ 0.89	$ 0.79
2000	$ 0.12	$ 0.32	$ 0.48	$ 0.47

Directors and Officers

Directors

Donald A. Borror
Chairman Emeritus

Douglas G. Borror
Chairman of the Board
Chief Executive Officer

Jon M. Donnell
President
Chief Operating Officer

David S. Borror
Executive Vice President

Pete A. Klisares
Principal
MIGG Capital, LLC

Gerald E. Mayo
Former Chairman
The Midland Life
Insurance Company

C. Ronald Tilley
Former Chairman and
Chief Executive Officer
Columbia Gas Distribution
Companies

Officers

Donald A. Borror
Chairman Emeritus

Douglas G. Borror
Chairman of the Board
Chief Executive Officer

Jon M. Donnell
President
Chief Operating Officer

David S. Borror
Executive Vice President

Karl E. Billisits
Executive Vice President
Construction Operations

Stephen M. George
Executive Vice President
Louisville President

Jack L. Mautino
Executive Vice President
Sales Operations

Denis G. Connor
Senior Vice President
Administration

Terry E. George
Senior Vice President
Treasurer

Robert A. Meyer, Jr.
Senior Vice President
General Counsel
Secretary

Peter J. O'Hanlon
Senior Vice President
Chief Financial Officer

Lori M. Steiner
Senior Vice President
Strategy and Communications

Eric S. Allison
Vice President
Architecture

Kenneth C. Baker
Vice President
Information Systems

Jason R. Coffee
Vice President
Land Development

Richard J. Heareth, Jr.
Vice President
Operations

Randolph B. Robert, Jr.
Vice President
Independence Series

Michael H. Wilson
Vice President
Construction

Corporate Information

Executive Offices
5501 Frantz Road
Dublin, Ohio
614.761.6000

Stock Symbol
Dominion Homes, Inc. common shares are traded on the Nasdaq National Market under the stock symbol DHOM.

Transfer Agent and Registrar
Inquiries about shareholder records, stock transfers, changes in ownership and address changes should be directed to:

Registrar and Transfer Company
305 Cox Street
Roselle, NJ 07203

Annual Meeting
The Annual Meeting of Shareholders of Dominion Homes, Inc. will be held on Wednesday, May 1, 2002 at 10:00 a.m. at the Dominion HomeStore located at 5767 Karric Square Drive, Dublin, Ohio.

Form 10-K
Shareholders may receive a copy of the Company's 2001 Annual Report to the Securities and Exchange Commission on Form 10-K without charge by writing to:

Investor Relations Department
Dominion Homes, Inc.
5501 Frantz Road
Dublin, Ohio 43017

Independent Accountants
PricewaterhouseCoopers LLP
100 East Broad Street
Columbus, Ohio 43215

Securities Counsel
Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Columbus, Ohio 43215

Celebrating 50 Years

DOMINION homes

Dominion Homes
5501 Frantz Road
Dublin, Ohio 43017
www.dominionhomes.com

614 761 6000